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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Altiris, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02148M 10 0

(CUSIP Number)

December 31, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 02148M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Canopy Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 5,790,092 6. Shared Voting Power -0- 7. Sole Dispositive Power 5,790,092 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,790,092

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 28.3%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 02148M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ralph J. Yarro, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 25,000 6. Shared Voting Power 5,790,092 7. Sole Dispositive Power 5,815,092 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,815,092

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 28.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 02148M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Darcy G. Mott

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 25,000 6. Shared Voting Power 5,790,092 7. Sole Dispositive Power 25,000 8. Shared Dispositive Power 5,790,092

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,815,092

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 28.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Altiris, Inc.

(b)	588 W. 400 S., Lindon, UT 84042

Item 2.

(a)	The Canopy Group, Inc.

(b)	333 South 520 West, Suite 300, Lindon, UT 84042

(c)	State of Utah

(a)	Ralph J. Yarro, III

(b)	333 South 520 West, Suite 300, Lindon, UT 84042

(c)	United States of America

(a)	Ralph J. Yarro, III

(b)	333 South 520 West, Suite 300, Lindon, UT 84042

(c)	United States of America

(d)	Common Stock

(e)	02148M 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

NOT APPLICABLE

Item 4.    Ownership

(a)	5,790,092 of the shares are held in the name of The Canopy Group, Inc. (referred to as “Canopy”). 25,000 of the shares are reserved for issuance upon the exercise of an option held in the name of Ralph J. Yarro, III. 25,000 of the shares are reserved for issuance upon the exercise of an option held in the name of Darcy G. Mott. Both Mr. Mott and Mr. Yarro disclaim beneficial ownership of the shares held by Canopy except as to each of their respective pecuniary interest therein. The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

(b)	The 5,790,092 shares held by Canopy represents 28.3% of the outstanding shares of Common Stock on December 31, 2002. Each of the 25,000 shares subject to the options held by Mr. Mott and Mr. Yarro respectively represent less than 2/10 of a percent of the outstanding Common Stock on December 31, 2002.

(c)	As a director and executive officer of Canopy Mr. Yarro may direct the vote and dispose of the 5,790,092 shares held by Canopy. As an executive officer of Canopy Mr. Mott may share in the direction of the vote of the 5,790,092 shares held by Canopy and may have the shared ability to dispose of the shares held by Canopy. Both Mr. Mott and Mr. Yarro have the ability to vote and dispose of the shares held in their respective accounts.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Noorda Family Trust is the owner of a majority of the capital stock of Canopy. Raymond J. and Lewena Noorda serve as trustees of the Noorda Family Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE CANOPY GROUP, INC.

February 13, 2003
Date

/s/ DARCY G. MOTT
Signature

Darcy G. Mott, Chief Financial Officer
Name/Title

DARCY G. MOTT

February 13, 2003
Date

/s/ DARCY G. MOTT
Signature

RALPH J. YARRO, III

February 13, 2003
Date

/s/ RALPH J. YARRO, III
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)